UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Change in AutoChina’s Certifying Accountant

Previous independent registered public accounting firm

On March 31, 2010, the audit committee of AutoChina International Limited’s (“we”, “us” “our” or the “Company”) board of directors approved the dismissal of Crowe Horwath LLP (“Crowe”) as the Company’s independent registered public accounting firm, and the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”) to serve as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2010. We notified Crowe of their dismissal on April 5, 2010, and engaged PWC on April 13, 2010.

Crowe’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2008 and December 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2009 and through April 5, 2010, the Company did not have any disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe, would have caused them to make reference thereto in their report on the financial statements for such years.

During the Company’s two fiscal years ended December 31, 2009 and through April 5, 2010, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K.  As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 304 of Regulation S-K.

The Company has authorized Crowe to respond fully to the inquiries of PWC concerning the subject matter of each of the above matters.

The Company provided Crowe with a copy of the above disclosures, and requested that Crowe furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of Crowe's letter dated April 26, 2010 is attached hereto as Exhibit 16.1.

New independent registered public accounting firm

As indicated above, on March 31, 2010, the audit committee of our board of directors approved  the appointment of PWC as the Company’s independent registered public accounting firm. During the two fiscal years ended December 31, 2009 and through April 13, 2010, neither the Company nor anyone on its behalf consulted PWC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that PWC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

Other Events

On April 15, 2010, the Company issued a press release reporting the Company’s change in independent registered public accounting firm. A copy of the press release is furnished hereto as Exhibit 99.1.

Exhibits

Exhibit	Description
16.1	Letter from Crowe Horwath LLP dated April 26, 2010
99.1	Press Release, dated April 15, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: April 27, 2010	By:	/s/ Jason Wang
Name: Jason Wang
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
16.1	Letter from Crowe Horwath LLP dated April 26, 2010
99.1	Press Release, dated April 15, 2010